November 4, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Cambrex Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
DEF 14A filed March 20, 2009
File No. 001-10638

Dear Mr. Rosenberg:

This letter is in response to your letter dated October 30, 2009 regarding Cambrex Corporation and certain of its recent filings.

We will respond to the comments addressed in your above referenced letter by December 11, 2009.  If you have any questions regarding this response, please do not hesitate to contact me.

Sincerely,

/s/ Gregory P. Sargen
Gregory P. Sargen
Vice President and Chief Financial Officer
Cambrex Corporation